SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549


                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
            PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934



(Mark One)
[ X ]   Annual Report Pursuant to Section 15(d) of the Securities
        Exchange Act of 1934

For the fiscal year ended December 31, 1997.
                          -----------------

                                       OR

[    ]  Transition Report Pursuant to Section 15(d) of the
        Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission file No. 333-17473

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                            ILLINOIS TOOL WORKS INC.
                               3600 W. LAKE AVENUE
                          GLENVIEW, ILLINOIS 60025-5811

                              REQUIRED INFORMATION

The Illinois Tool Works Inc. Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirments of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plant for the years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are included herein.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Employee Benefits Committee of
Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for Plan benefits of the ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1997. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







Chicago, Illinois
May 15, 1998

                            ILLINOIS TOOL WORKS INC.
                          SAVINGS AND INVESTMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        As of December 31, 1997 and 1996

           Employer Identification Number 36-1258310, Plan Number 003





                                                   1997                 1996
ASSETS:
    Investments at fair value-
      Invested cash-
           Stable Asset Fund                  $ 14,454,544         $ 10,362,826
           Restricted Stable Asset Fund                  0               58,320
       Long-term fixed income contracts-
           Stable Asset Fund                    97,001,524          102,559,598
           Restricted Stable Asset Fund (Note 8)         0            6,193,587
       Mutual funds-
           Putnam Money Market Fund             39,810,223           39,891,405
           Putnam Income Fund                   12,205,145            8,926,870
           Putnam Asset Allocation Fund-
              Conservative Portfolio            10,258,586            5,956,323
              Balanced Portfolio               152,512,217           92,445,212
              Growth Portfolio                  68,043,285           55,988,468
           Fidelity Investments Magellan Fund  159,859,156          120,454,825
           Putnam New Opportunities Fund       117,796,169           97,845,212
       Common stock-
           Illinois Tool Works Inc.
           Common Stock Fund                   127,321,917           61,790,456
       Participant loans-
           Loan Fund                            21,692,550           18,532,782
                                              ------------         ------------
                     Total investments         820,955,316          621,005,884
                                              ------------         ------------
    Receivables-
       Investment income                            59,477               45,090
       Transfer from other plans                    27,360           70,166,912
                                              ------------         ------------
                     Total receivables              86,837           70,212,002
                                              ------------         ------------
                     Total assets              821,042,153          691,217,886

LIABILITIES:
    Fees payable                                    83,362              125,774
                                              ------------         ------------
                     Net assets available for
                       Plan benefits          $820,958,791         $691,092,112
                                              ============         ============

               The accompanying notes to the financial statements
                    are integral parts of these statements.


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN



 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      For the Year Ended December 31, 1997

           Employer Identification Number 36-1258310, Plan Number 003


                                                                             Putnam        Putnam        Putnam
                                                                             Asset         Asset         Asset
                                                                             Allocation    Allocation    Allocation   Fidelity
                                     Putnam       Stable        Putnam       Fund          Fund          Fund         Investments
                                     Money        Asset         Income       Conservative  Balanced      Growth       Magellan
                                     Market Fund  Fund          Fund         Portfolio     Portfolio     Portfolio    Fund

 INCREASES (DECREASES):
   Net investment income-
     Interest and dividends          $ 2,015,540  $  6,527,570  $   715,162  $   690,152   $ 13,586,275  $ 5,056,646  $ 10,343,817
     Net appreciation on investments           0             0      178,422      209,794      9,551,374    5,770,468    23,550,196
     Investment expense                    3,427        (4,627)        (990)        (500)       (4,656)       (1,925)      (25,975)
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------
            Net investment income      2,018,967     6,522,943      892,594      899,446    23,132,993    10,825,189    33,868,038
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------
   Contributions-
     Participants                        958,397     1,829,245    1,374,882      734,228     3,197,085     3,071,137     5,481,409
     Company                             258,597       552,705      389,716      179,339       704,785       816,897     1,739,751
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------
            Total contributions        1,216,994     2,381,950    1,764,598      913,567     3,901,870     3,888,034     7,221,160
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------
   Benefits paid to participants
                                      (5,885,416)  (12,824,510)    (639,703)    (750,504)  (18,826,790)   (5,767,319)   (8,818,561)
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------
   Loans and net interfund transfers
                                       1,520,280       930,549      385,058    3,239,754    (2,008,134)      (10,524)   (4,245,680)
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------

   Transfers from other plans            606,300       671,608      170,905            0     3,367,367     1,618,232        81,298
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------
            Net increase (decrease)     (522,875)   (2,317,460)   2,573,452    4,302,263     9,567,306    10,553,612    28,106,255

NET ASSETS AVAILABLE:
    Beginning of year                 40,318,556   113,773,528    9,631,693    5,956,323   142,944,911    57,489,673   131,752,901
                                     -----------  ------------  -----------  -----------  ------------   -----------  ------------
    End of year                      $39,795,681  $111,456,068  $12,205,145  $10,258,586  $152,512,217   $68,043,285  $159,859,156
                                     ===========  ============  ===========  ===========  ============   ===========  ============

                                     The accompanying notes to the financial statements are integral parts of these statements.


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      For the Year Ended December 31, 1997

           Employer Identification Number 36-1258310, Plan Number 003



                                     Illinois Tool
                                     Works Inc.     Putnam New     Restricted                Receivable
                                     Common         Opportunities  Stable                    from Other
                                     Stock Fund     Fund           Asset Fund   Loan Fund    Plans       Total

INCREASES (DECREASES):
   Net investment income-
     Interest and dividends          $    819,523   $  2,532,700   $  458,647   $ 1,630,619  $      0    $ 44,376,651
     Net appreciation on investments   39,264,367     18,452,768            0             0         0      96,977,389
     Investment expense                    (9,542)        (6,042)        (198)       (1,245)        0         (52,273)
                                     ------------   ------------   ----------   -----------   -------    ------------
            Net investment income      40,074,348     20,979,426      458,449     1,629,374         0     141,301,767
                                     ------------   ------------   ----------   -----------   -------    ------------
   Contributions-
     Participants                       7,833,001     10,225,805            0             0         0      34,705,189
     Company                            2,320,552      3,309,812           24             0         0      10,272,178
                                     ------------   ------------   ----------   -----------   -------    ------------
            Total contributions        10,153,553     13,535,617           24             0         0      44,977,367
                                     ------------   ------------   ----------   -----------   -------    ------------
   Benefits paid to participants
                                       (3,151,303)    (5,254,228)      (3,325)   (1,133,398)        0     (63,055,057)
                                     ------------   ------------   ----------   -----------   -------    ------------
   Loans and net interfund transfers
                                       18,450,445    (13,467,801)  (6,707,055)    1,913,108         0               0
                                     ------------   ------------   ----------   -----------   -------    ------------

   Transfers from other plans                   0         65,510            0        34,022    27,360       6,642,602
                                     ------------   ------------   ----------   -----------   -------    ------------
            Net increase (decrease)    65,527,043     15,858,524   (6,251,907)    2,443,106    27,360     129,866,679

NET ASSETS AVAILABLE:
    Beginning of year                  61,785,531    101,937,645    6,251,907    19,249,444         0     691,092,112
                                     ------------   ------------   ----------   -----------   -------    ------------
    End of year                      $127,312,574   $117,796,169   $        0   $21,692,550   $27,360    $820,958,791
                                     ============   ============   ==========   ===========   =======    ============

                                     The accompanying notes to the financial statements are integral parts of these statements.


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996

           Employer Identification Number 36-1258310, Plan Number 003



1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

      The following describes the major provisions of the Illinois Tool Works Inc. Savings and Investment Plan ("the Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan in the month following their date of hire and attaining age 21. Prior to 1997, such employees were eligible to participate in the Plan following completion of one year of service with the Company and attaining age 21. Established on November 16, 1967, and last amended on July 1, 1994, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Putnam  Fiduciary  Trust  Company  (the  "Trustee")   serves  as  trustee,
      recordkeeper and investment manager of the Plan. Fidelity Investments serves as investment manager for amounts invested in the Magellan Fund.

      Participant and Company Contributions

      Participants may contribute amounts from a minimum of 1% to a maximum of 15% of eligible compensation to their pre-tax and after-tax accounts. Separately, the maximum pre-tax account contribution is 15% of eligible compensation, while the maximum after-tax account contribution is 10%. The combined pre-tax and after-tax contributions cannot exceed 15% of eligible compensation. Prior to 1997, the Plan's maximum contribution percentage was 10% of eligible compensation. Participants may change their contribution percentages with each payroll.

      Participants may begin contributions to their pre-tax and after-tax accounts in the month following their date of hire. Company contributions, however, do not start until participants have completed one year of service. Prior to 1997, participants could not begin any contributions until the completion of one year of service. After the completion of one year of service, the Company contributes to the participants' accounts based on the participants' contributions as follows:

                                  Percentage of
                           Participants' Compensation
                           Participants'    Company
                           Contribution  Contribution
                                 1%           1.0%
                                 2            1.5
                                 3            2.0
                                 4            2.5
                                5-15          3.0
                               =====         =====

      Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

      Investment Options

      The investment fund options are as follows:

            Putnam Money Market Fund invests in a portfolio of high-quality money market instruments.

            Stable Asset Fund consists primarily of a diversified portfolio of high-quality, fixed-income investments. The fund's holdings include investment contracts issued by major insurance companies and banks.

            Putnam Income Fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks. The fund may also hold a portion of its assets in cash or money market instruments.

            Putnam Asset Allocation Fund consists of three portfolios from which participants can elect to direct their funds. Each portfolio's strategic allocation indicates the typical percentage of the portfolio's investment between equity and fixed income securities.

            - Conservative Portfolio has a strategic allocation equal to 35%
              equity class and 65% fixed income class investments.

            - Balanced Portfolio has a strategic allocation equal to 65% equity class and 35% fixed income class investments.

            - Growth Portfolio has a strategic allocation equal to 80% equity class and 20% fixed income class investments.

            Fidelity   Investments   Magellan  Fund  invests  mainly  in  equity
            securities of domestic, foreign and multinational issuers of all sizes that offer potential for growth.

            Illinois Tool Works Inc. Common Stock Fund is invested solely in the common stock of the Company.

            Putnam New Opportunities Fund invests principally in common stocks of companies in sectors of the economy which possess above-average long-term growth potential.

            Restricted Stable Asset Fund amounts are invested with Confederation Life (see Note 8). This fund was discontinued effective May 27, 1997, upon the transfer of fund assets to the Stable Asset Fund.

            Loan Fund maintains the balance of participant loans outstanding.

      Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

      For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

      Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any day, but no more than twice per quarter.

      Effective January 1, 1998, investment fund options increased from the nine funds listed above to twenty-nine funds in which participants may choose to contribute.

      Vesting

      Participants' interest in their accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement or death are granted full vesting in their Company contribution accounts.

      Participant Loans

      Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear interest at the prime rate, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

      Benefits

      Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms are available at the election of the participant.

      Forfeitures

      Forfeitures, representing the unvested portion of the Company's contributions, amounting to $29,554 and $9,577 as of December 31, 1997 and 1996, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan.


2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition

      Investments (other than those of the Stable Asset Fund and Restricted Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund and Restricted Stable Asset Fund (Note 8) consist of fully benefit-responsive investment contracts and are reported at contract value, as required by AICPA Statement of Position 94-4.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      Net Appreciation/Depreciation

      Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The total realized appreciation on investments sold during 1997 was $18,323,793. The total unrealized appreciation on investments during 1997 was $78,653,596.


3.    ADMINISTRATION

      All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee and by Fidelity Investments, which serves as investment manager for the Magellan Fund.

4.    ADMINISTRATIVE EXPENSES

      Investment  management  fees,  trustee  fees,  agent  fees  and  brokerage
      commissions  are  paid  by  the  Plan.  Other  outside   professional  and
      administrative services are paid or provided by the Company.


5.    PARTY-IN-INTEREST TRANSACTIONS

      The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1997, fees paid to the Trustee were $183,597.

      The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc.Common Stock Fund is a Plan investment option.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


7.    TAX STATUS

      The Plan obtained its latest determination letter on January 11, 1996, in which the Internal Revenue Service stated that the Plan, as adopted on December 29, 1994, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's legal counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


8.    CONFEDERATION LIFE INSURANCE COMPANY

      On August 12, 1994, the Canadian Government seized the operations of the Confederation Life Insurance Company. The Plan's investments in the Stable Asset Fund included a Confederation Life contract with a contract value of $6,287,672 at August 12, 1994. This investment represents approximately 5% of the Stable Asset Fund assets and 2% of the total Plan assets at June 30, 1994.

      As of June 30, 1994, the Confederation Life Contract was frozen and segregated from the Stable Asset Fund. The assets are included in the Restricted Stable Asset Fund which represents the amounts invested with Confederation Life. Participants in the Restricted Stable Asset Fund are not allowed to transfer out, withdraw or borrow against amounts in this fund. The Trustee valued the contract at its contract value on August 12, 1994.

      On February 12, 1997, a plan of rehabilitation of Confederation Life was approved by the Michigan state court. The court approved five different settlement options for contractholders. The Company's management chose to receive a distribution of all amounts from the Confederation Life contract. According to the settlement option, the amount received approximated 104.9% of the contract value at August 12, 1994, minus any contract withdrawals since that time.


9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following reconciles net assets available for Plan benefits per the financial statements to the Form 5500:

                                                   1997                1996
      Net assets available for Plan benefits
          per the financial statements         $820,958,791        $691,092,112
      Amounts allocated to withdrawing
          participants                           (1,697,636)         (1,078,227)
                                               ------------        ------------
      Net assets available for Plan benefits
          per the Form 5500                    $819,261,155         $690,013,885
                                               ============         ============

      The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

           Benefits paid to participants per the
              financial statements                        $63,055,057
           Amounts allocated to withdrawing
              participants at-
                 December 31, 1997                          1,697,636
                 December 31, 1996                         (1,078,227)
                                                          -----------
           Benefits paid to participants per the
              Form 5500                                   $63,674,466
                                                          ===========

      An estimate of amounts allocated to withdrawing participants is recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


10.   TRANSFERS FROM OTHER PLANS

      Effective December 31, 1996, the Hobart Brothers Company Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on January 2, 1997. The assets transferred to the Plan totaled $47,796,236.

      Effective December 30, 1996, the Hobart Brothers Company 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on January 2, 1997. The assets transferred to the Plan totaled $19,721,419.

      Effective December 31, 1996, the Maple Control Profit Sharing 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on January 2, 1997. The assets transferred to the Plan totaled $2,957,873.

      Effective July 1, 1997, the Chaparral Company 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on July 8, 1997. The assets transferred to the Plan totaled $36,350.

      Effective July 1, 1997, the Newtec Profit Sharing 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on July 8, 1997. The assets transferred into the Plan totaled $556,585.

      Effective July 1, 1997, the Trans Tech Company Profit Sharing Plan was merged into the Plan. Substantially all of the assets were transferred on July 30, 1997. The assets transferred to the Plan totaled $3,429,275.

      Effective July 1, 1997, the Versachem Salary Savings Plan was merged into the Plan. Substantially all of the assets were transferred on August 6, 1997. The assets transferred to the Plan totaled $784,215.

      Effective April 1, 1997, the Richmond Technology 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on August 26, 1997. The assets transferred to the Plan totaled $1,527,563.


8.    SUBSEQUENT EVENTS

      The following plans were merged int o the Plan in 1998:

                            Plan Name                        Effective Date

        Balance Engineering Corporation Employee Savings      January 1, 1998
          Plan
        Draw Form Profit Sharing Plan                         January 1, 1998
        Medalist MERIT Plan                                   January 1, 1998
        USI Profit Sharing Plan                               January 1, 1998
        Meyercord Retirement Plan                               April 1, 1998
        Orgapack Inc. 401(k) Profit Sharing Plan                April 1, 1998

      The assets transferred to the Plan totaled approximately $44,600,000. Substantially all of the assets were transferred January through April, 1998.

                                                                      Schedule I


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             As of December 31, 1997

           Employer Identification Number 36-1258310, Plan Number 003

                                                                   Cost and
                                                                    Market
                                                                    Value
INVESTED CASH:
    Stable Asset Fund-
       *Putnam Investments, Boston, Massachusetts               $14,454,544

LONG-TERM FIXED INCOME CONTRACTS:
    Stable Asset Fund-
       AIG Life Insurance Co., 6.90% contract, due 3/15/02        2,107,346
       Allstate, 6.12% contract, due 12/15/00                     3,496,127
       Canada Life, 6.59% contract, due 9/30/99                   3,128,569
       CIGNA, 5.95% contract, due 9/1/98                          7,335,081
       Continental Assurance Co., 6.54% contract, due 3/15/00     4,215,987
       Deutsche Bank, 6.00% contract, due 1/06/00                 4,069,732
       John Hancock-
           5.95% contract, due 6/15/00                            3,698,982
           6.30% contract, due 12/31/01                           4,000,670
       Life of Virginia, 6.88% contract, due 6/17/02              5,185,657
       Metropolitan Life Insurance Company, 6.70% contract,
          due 12/31/98                                            3,084,423
       New York Life-
           5.69% contract, due 9/15/00 and 12/15/00               4,579,270
           6.69% contract, due 3/31/01 and 6/30/01                4,178,188
           6.91% contract, due 10/1/01                            2,035,219
       People's Security-
           5.81% contract, due 6/15/99 and 12/15/99               4,190,047
           6.37% contract, due 4/1/02                             3,047,577
           5.41% contract, due 2/7/99                             4,619,795
           5.87% contract, due 6/15/00                            3,018,233
           6.62% contract, due 7/15/99                            1,542,242
       Principal Mutual Life-
           4.83% contract, due 3/31/98                            6,104,514
           7.00% contract, due 9/15/01                            2,632,124
           6.15% contract, due 12/31/97                           2,486,355
       Security Life of Denver-
           6.25% contract, due 1/15/98                            1,001,662
           6.17% contract, due 3/31/00                            4,000,656
           6.50% contract, due 11/15/02                           3,050,630
       Transamerica Life-
           6.36% contract, due 5/6/01 and 2/7/03                  3,011,076
           5.12% contract, due 6/30/98                            6,178,460
       United of Omaha, 5.86% contract, due 10/15/01              1,002,902

                               *Party-in-interest.

                                                                      Schedule I
                                                                       Continued

                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             As of December 31, 1997

           Employer Identification Number 36-1258310, Plan Number 003


                                       Number of                       Market
                                        Shares          Cost           Value
MUTUAL FUNDS:
    *Putnam Money Market Fund          9,810,223    $ 39,810,223   $ 39,810,223
    *Putnam Income Fund                1,714,206      11,907,771     12,205,145
    *Putnam Asset Allocation Fund-
       Conservative Portfolio          1,028,945      10,025,576     10,258,586
       Balanced Portfolio             13,690,504     131,379,291    152,512,217
       Growth Portfolio                5,491,791      55,548,216     68,043,285
    *Fidelity Investments Magellan
       Fund                            1,677,959     123,299,522    159,859,156
    *Putnam New Opportunities Fund     2,399,107      91,030,485    117,796,169

COMMON STOCK:
    *Illinois Tool Works Inc.
       Common Stock Fund               2,117,62       71,253,365    127,321,917

PARTICIPANT LOANS                                                    21,692,550
                                                                   ------------
                     Total assets held
                        for investment
                        purposes                                   $820,955,316
                                                                   ============


                               *Party-in-interest.

      Interest rates of loans to participants with balances outstanding at
                  December 31, 1997, lowest 6% to highest 15%.

               The accompanying notes to the finacial statements
                     are an integral part of this schedule.

                                                                    SCHEDULE  II


                            ILLINOIS TOOL WORKS INC.
                           SAVINGS AND INVESTMENT PLAN

                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the Year Ended December 31, 1997

           Employer Identification Number 36-1258310, Plan Number 003




Reportable transactions are either a single transaction or a series of transactions involving securities of the same issue which, in the aggregate, amount to more than 5% of the current value of the Plan's assets at the beginning of year.


                      Aggregate Purchases
                   -------------------------
                      Number of
                   Transactions       Amount
                   ------------  -----------

Description

*Putnam Asset
   Allocation Fund-
   Balanced
   Portfolio                457  $82,038,708
Putnam New
   Opportunities
   Fund                     599   34,918,794
*Putnam Stable
   Asset Fund               666   30,224,163
*Fidelity
   Investments
   Magellan
   Fund                     532   37,568,207
*Putnam Money
   Market Fund              854   61,829,626
*ITW Stock Fund             632   41,569,371
                            ===  ===========

                                     Aggregate Sales
                   --------------------------------------------------
                      Number of
                   Transactions     Proceeds         Cost        Gain
                   ------------  -----------  -----------  ----------

Description

*Putnam Asset
   Allocation Fund-
   Balanced
   Portfolio                847  $31,162,198  $27,427,762  $3,734,436
Putnam New
   Opportunities
   Fund                     936   33,421,006   29,121,208   4,299,798
*Putnam Stable
   Asset Fund               853   31,268,439   31,268,438           1
*Fidelity
   Investments
   Magellan
   Fund                     952   21,715,371   17,970,234   3,745,137
*Putnam Money
   Market Fund              993   61,919,170   61,900,842      18,328
*ITW Stock Fund             975   15,304,263   11,301,246   4,003,017
                            ===   ==========  ===========  ==========

                              *Party-in-interest.

                          The accompanying notes to the
          financial statements are an integral part of this schedule.

                                   SIGNATURES










Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 29th day of June, 1998.









                                   ILLINOIS TOOL WORKS INC.
                                   SAVINGS AND INVESTMENT PLAN



                                   BY /s/ John Karpan
                                      -----------------------------------------
                                      John Karpan,
                                      Member of Employee Benefits Committee
                                      and Senior Vice President,
                                      Human Resources